Exhibit 99.1

Company announcement — No. 1/2019 Changes to Zealand Pharma’s Executive Management

Copenhagen, Denmark, January 23, 2019 — Zealand Pharma A/S today announced changes to its Executive Management.

Following the resignation of Britt Meelby Jensen on 26 November 2018, the Board of Directors has decided that Britt will be released from her duties as President and CEO as of 28 February 2019.

Adam Steensberg, MD, Executive Vice President and Chief Medical and Development Officer is appointed interim CEO as of 1 March 2019, while also maintaining his current responsibilities.

After nine years of dedicated service, Mats Blom, Chief Financial Officer, will leave Zealand end March 2019.

Martin Nicklasson, Chairman of Zealand, comments:

“Zealand is in a strong financial position with an exceptional outlook for the coming years. Although I am sad to see both Britt and Mats leave, an experienced and capable Management team is in place to deliver on the strategy and opportunities ahead. I am thankful for Britt’s and Mats’ contributions to Zealand. Under their leadership, Zealand has transformed into a company with a late-stage proprietary pipeline, a highly competent organization, a dual listing and physical presence in the U.S. as well as multiple future value drivers. I wish them both the best in their future endeavors.”

The Board initiated an international search for a new President and CEO end November 2018 and the process is progressing according to plan, with a short list of candidates being interviewed. A search for a new CFO has been initiated.

For further information, please contact:

Britt Meelby Jensen, President and CEO
Tel.: +45 51 67 61 28, e-mail: bmj@zealandpharma.com

Mats Blom, Executive Vice President, Chief Financial Officer

Tel.: +45 31 53 79 73, e-mail: mabl@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.